Submitted electronically

March 26, 2007

Briccio Barrientos, Senior Accountant U.S. Securities & Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549

RE:

XTF Investors Trust (the “Trust”), File No. 811-22002 and 331-139947

Dear Mr. Barrientos:

Attached is Pre-effective Amendment No. 2 to the Trust’s registration statement on Form N-1A.  On March 9, 2007, we filed Pre-Effective Amendment No. 1 in response to your comments to the Trust’s initial filing on Form N-1A.  This letter further responds to your additional comments.  As discussed, the attached prospectus for the Trust reflects the final fee table for each Fund and is black-lined to reflect changes from Pre-effective Amendment No. 1.   In addition, the attached Statement of Additional Information includes the Financial Statements of the Trust.

On behalf of the Trust and XTF Capital LLC, the Trust Distributor, we hereby request that the Commission accelerate the effective date of the registration of the Trust's shares to 4:00 p.m. on March 27, 2007, or the earliest practical time thereafter.

_________________________________________________

The Registrant hereby acknowledges that:

1.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

3.

The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at 513-352-6725.

XTF Investors Trust /s/Emile R. Molineaux Emile R. Molineaux, Secretary	XTF Capital LLC (Distributor to the Trust) /s/Patricia Maxey Patricia Maxey, General Counsel